SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-12147

DELTIC TIMBER CORPORATION

(n/k/a PotlatchDeltic Timber, LLC)

(Exact name of registrant as specified in its charter)

Delaware	82-0156045
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

601 W. First Ave., Ste. 1600

Spokane, WA 99201

509-835-1500

(Address, including zip code and telephone number, of principal executive offices)

Common Stock, $0.01 par value

Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Deltic Timber Corporation (n/k/a PotlatchDeltic Timber, LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 5, 2018	POTLATCHDELTIC TIMBER, LLC (as successor to Deltic Timber Corporation)

	By:	/s/ Lorrie D. Scott
Lorrie D. Scott, Esq.
Vice President, General Counsel & Corporate Secretary